June 29, 2018

Mr. Jason Fox

U.S. Securities and Exchange Commission

Division of Investment Management, Insured Investments Office

100 F Street N.E.

Washington DC 20549

Re: Nuveen Closed-End and Open-End Funds – Sarbanes Oxley Review

Dear Mr. Fox:

This letter addresses the comments Ms. Sheila Stout provided in a telephone discussion on April 17, 2018, regarding reviews performed by the staff of the U.S. Securities and Exchange Commission (the “SEC Staff”) of certain regulatory filings made by the Nuveen closed-end and open-end registered investment companies listed on Appendix A attached hereto, (each a “Fund” and collectively, the “Funds”), and advised by Nuveen Fund Advisors, LLC (the “Adviser”). Each comment is shown below followed by our response.

1)

Comment: For certain Nuveen municipal closed-end funds (for example, Nuveen Municipal Income Opportunity Fund, Nuveen AMT-Free Municipal Value Fund and others) Note 4 within the Notes to Financial Statements explains, “Costs incurred by the Fund in connection with its Shelf Offering were recorded as a deferred charge and recognized as a component of “Deferred offering costs” on the Statement of Assets and Liabilities. The deferred asset is reduced during the one-year period that additional shares are sold by reducing the proceeds from such sales and recognized as a component of “Proceeds from shelf offering, net of offering costs” on the Statement of Changes in Net Assets. Any remaining deferred charges at the end of the one-year life of the Shelf Offering period will be expensed accordingly, as well as any additional Shelf Offering costs the Fund may incur. As Shelf Offering costs are expensed they are recognized as a component of “Other expenses” on the Statement of Operations.” Please reference the guidance under Generally Accepted Accounting Principles (“GAAP”) for this accounting treatment.

Response: The Funds follow the guidance set forth in Section 8.31 of the September 2017 AICPA Audit & Accounting Guide – Investment Companies which refers to “Costs Incurred in Shelf Registration” (AICPA, Technical Questions and Answers) Section 4110.10, which reads as follows:

Some closed-end funds and business development companies offer stock through shelf registration statements. According to Q&A section 4110.10, “Costs Incurred in Shelf Registration” (AICPA, Technical Questions and Answers), legal and other fees incurred for a stock issue under a shelf registration should be capitalized as a prepaid expense. When securities are taken off the shelf and sold, a portion of the costs attributable to the securities sold should be charged against paid-in-capital. Any subsequent costs incurred to keep the filing “alive” should be charged to expense as incurred. If the filing is withdrawn, the related capitalized costs should be charged to expense.

As such, the costs incurred with registering shares are capitalized as a deferred asset and charged against paid-in-capital on a pro-rata basis as shares are sold. Any remaining deferred asset balance associated with “unsold shares” is expensed at the end of the program period (one year from the effective date of the filing). Costs incurred in filing Form 486B, if necessary, are expensed.

2)

Comment: A majority of the Nuveen closed-end and open-end municipal Funds hold securities with optional call provisions, which means the bonds can be redeemed or paid off by the issuer prior to the bonds’ maturity date. Since the bonds can be called at any time, they are more risky for investors than non-callable bonds because the investor bears the risk of loss of future interest payments. Please consider adding additional disclosure in the Funds’ prospectus and/or shareholder reports regarding such interest rate risk.

Response: We have reviewed the prospectus disclosures for a sample of municipal open-end funds and municipal closed-end Funds. We have found that the disclosure on this point in all cases was adequate. The relevant disclosure from the open-end Funds’ summary prospectuses that we found (in this case the summary prospectus for Nuveen All-American Municipal Bond Fund) was:

Call Risk — If, during periods of falling interest rates, an issuer calls higher-yielding municipal bonds held by the Fund, the Fund may have to reinvest in securities with lower yields, which may adversely impact the Fund’s performance.

The somewhat more expansive disclosure in the open-end Funds’ full statutory prospectus (again, for Nuveen All-American Municipal Bond Fund):

Call risk: Municipal bonds are subject to call risk. Many bonds may be redeemed at the option of the issuer, or “called,” before their stated maturity date. In general, an issuer will call its bonds if they can be refinanced by issuing new bonds which bear a lower interest rate. A fund is subject to the possibility that during periods of falling interest rates, a bond issuer will call its high yielding bonds. A fund would then be forced to invest the unanticipated proceeds at lower interest rates, resulting in a decline in the fund’s income.

The disclosure from a typical prospectus for a closed-end municipal fund (taken from the January 16, 2016 prospectus from Nuveen Municipal 2021 Target Term Fund) is as follows:

Call Risk. The Fund may invest in securities that are subject to call risk. Debt instruments may be redeemed at the option of the issuer, or “called,” before their stated maturity or redemption date. In general, an issuer will call its debt instruments if they can be refinanced by issuing new instruments which bear a lower interest or dividend rate. The Fund is subject to the possibility that during periods of falling interest rates, an issuer will call its high yielding debt instruments. The Fund would then be forced to invest the unanticipated proceeds at lower interest or dividend rates, resulting in a decline in the Fund’s income.

We are reviewing the shareholder reports of the affected funds and expect to add disclosure about call risk wherever it does not already appear. From the survey we have conducted so far, the open-end fund shareholder reports mention call risk, while closed-end fund shareholder reports do not.

3)

Comment: For Nuveen Municipal High Income Opportunity Fund (NMZ), the Fund’s website discloses, “No more than 10% of the fund’s managed assets may be invested in municipal securities rated at or below B3/B-, or that are unrated but judged by the manager to be of comparable quality.” However, the Fund’s October 31, 2017 annual report indicates that more than 25% of the Fund’s total investment exposure is in non-rated securities. Please confirm that no more than 10% of the Funds’ managed assets are invested in securities rated below single B.

Response: As of October 31, 2017, NMZ’s portfolio contained 7.1% (as a % of managed assets) of securities rated B3/B- or lower, plus 24.6% (as a % of managed assets) of securities that were unrated but judged by the manager to be of comparable quality, for a total of 31.7% (as a % of managed assets). Please note that this particular policy was misstated in the October 31, 2017 annual report. In the course of documenting the proposal and approval of a change to NMZ’s investment policies at a different part of the credit curve (the rules relating to the maximum and minimum percentages of managed assets that could or must be invested in securities that were investment grade and below-investment grade), the internal and Board memos regarding the change misstated the policy regarding the CCC/single B dividing line. The longstanding policy of NMZ was that the Fund could invest no more than 10% of managed assets in securities rated below B3/B-; these two memos misstated that policy to read that the Fund could invest no more than 10% of its managed assets in securities rated “at or” below B3/B-. That misstated policy was utilized by those individuals who maintain the website and prepare the shareholder reports. We later determined that the actual “below B3/B-” policy had not actually changed, because its inclusion (in misstated form) in the internal and Board memos was dictum – that is, it was not germane to the policy change proposal or decision, and so the Board never specifically approved the misstated B3/B- policy, so that in turn that policy, as misstated, never took effect.

4)

Comment: The prospectus for Nuveen Short-Term Municipal Bond Fund states that, “The Fund may utilize the following derivatives: futures contracts and options on futures contracts. The Fund may use these derivatives in an attempt to manage market risk, credit risk and yield curve risk, and to manage the effective maturity or duration of securities in the Fund’s portfolio.” In addition, the Fund has disclosed derivatives as both a “principal investment strategy” and a “principle risk,” however, the Fund has not utilized derivatives in the past three fiscal years. Please consider not disclosing derivative instruments as “principal” in future filings.

Response: Both Nuveen management and the Fund’s investment team consider the use of derivative instruments to be one of the Fund’s principal investment strategies, and we respectfully decline to remove derivatives-related policies disclosures from the referenced sections of the Fund prospectus. As disclosed, the Fund may use derivatives to manage interest rate risk, yield curve risk, and credit risk, and to manage the effective duration of securities in the Fund’s portfolio. However, market conditions over the recent years have been marked by historically low interest rates, a relatively flat yield curve, and a relatively benign credit market. In these conditions over this period, the Fund’s investment team has generally determined that the use of all or most derivative instruments was not necessary for the management of these risks. If and when market conditions change, however, either or both management and/or the investment team may decide to utilize derivatives for the stated purposes. As such, management continues to regard the described derivatives to be a component of the Fund’s principal investment strategies.

5)	Comment: For Nuveen Municipal Trust, are the fee waivers/expense reimbursements received by a Fund subject to recoupment? In addition, please confirm whether the Adviser has any agreements in place to recoup fee waivers and/or expense reimbursements.

Response: For certain Funds, the Adviser has an agreement in place to waive fees and/or reimburse expenses as stated in the Fund’s prospectus and/or statement of additional information. The Adviser does not have any agreements in place to recoup fee waivers/expenses reimbursed in prior fiscal periods from any Nuveen open-end Fund (including those Funds comprising Nuveen Municipal Trust), closed-end Fund or exchange-traded Fund.

6)

Comment: For certain municipal closed-end Funds, Note 4 of the Notes to Financial Statements for Institutional MuniFund Term Preferred Shares (“iMTP Shares”) discloses that “costs incurred by the Fund in connection with its offering of iMTP Shares were recorded as a deferred charge, which are amortized over the life of the shares and are recognized as components of “Institutional MuniFund Term Preferred (“iMTP”) Shares, net of deferred offering costs” on the Statement of Assets and Liabilities. Please ensure that the disclosure included within the Notes to Financial Statements is consistent with Financial Accounting Standards Board, Accounting Standards Update (“ASU”) 2015-03 (“ASU 2015-03”): Interest-Imputation of Interest, which requires debt issuance costs to be presented in the Statement of Assets and Liabilities as a direct deduction from the carrying amount of the associated debt liability.

Response: The Statement of Assets and Liabilities recognizes a Fund’s iMTP Shares as components of “Institutional MuniFund Term Preferred (“iMTP”) Shares, net of deferred offering costs” as required by ASU 2015-03. However, we do recognize that a Fund’s outstanding iMTP shares are disclosed at their liquidation preference within Note 4 of the Notes to Financial Statements to allow a reader of the financial statements to easily reconcile such amounts to the outstanding amount of iMTP Shares disclosed within the (1) Fund Leverage section, (2) parenthetical disclosure on the Statement of Assets and Liabilities and (3) aggregate amount outstanding of iMTP Shares at the end of period within the Financial Highlights. To be consistent with the presentation on the Statement of Asset and Liabilities, we are adding the “Liquidation Preference, Net of Deferred Offering Costs” amount to the disclosure describing the amount of iMTP Shares outstanding as of the end of the reporting period. Such additional disclosure will also be added to Note 4 of the Notes to the Financial Statements for any Fund impacted by ASU 2015-03.

7)

Comment: For Nuveen Minnesota Municipal Bond Fund, the Fund’s May 31, 2017 annual report indicates that the Fund had more than 20% of its total investment exposure in below investment grade (“junk”) bonds. Please confirm that the Fund is in compliance with its investment policy.

Response: The Nuveen Minnesota Municipal Bond Fund (FMN) was indeed above the maximum 20% of total investment exposure in below investment grade bonds as of May 31, 2017. This policy is one that applies “at time of purchase.” FMN “passively” went above the 20% threshold in November of the previous year. FMN made no purchases of below investment grade bonds between its last purchase of below-investment grade bonds prior to climbing above the 20% threshold in November of 2016 and May 31, 2017. Therefore, FMN was in compliance with this investment policy on May 31, 2017.

8)

Comment: For Nuveen New Jersey Municipal Value Fund (NJV), Note 1 of the Notes to Financial Statements within the Fund’s February 28, 2017 annual report indicates that the Fund is non-diversified, however, it appears as though the Fund has been operating as diversified. Should the Fund be classified as diversified, and if so, shareholder approval will be required prior to the Fund changing its diversification status. [Please refer to Rule 13a-1 of the 1940 Act and the Allied Capital no-action letter.]

Response: NJV was registered as non-diversified at its inception on April 28, 2009. The most recent quarter-end at which we found the Fund to be non-diversified was in March of 2017, when the above-5% concentration reached 25.2%. Since that time, NJV has been generally very close to 25% in above-5% concentration, with our Charles River Diversification status report showing it at 24.62% as of the annual report date listed in the comment (February 28, 2017). If the Fund continues to avoid exceeding the 25% threshold, we would change its classification to “diversified” on March 31, 2020.

9)

Comment: For Nuveen Build America Bond Fund (NBB), as of March 31, 2017 the Fund has > 25% of its net assets investment in California municipal bonds, however the Fund’s most recent prospectus (2010) does not include any disclosure regarding the risk of investing a substantial concentration of the Fund’s portfolio holdings in any one particular industry or state. Please consider updating the Fund’s prospectus and/or website disclosures accordingly.

Response: NBB had greater than 25% of its net assets invested in California obligations as of March 31, 2017 (27.4%). The Fund had at all times a policy in place to prevent a securities of issuers from a single state from constituting more than 25% of the total assets of NBB, and the 1940 Act specifications for state-related concentration are couched in terms of “total” assets, not net. See Rel. IC-9785 (May 31, 1977), which uses the term “assets”, which we believe can only be interpreted as referring to “total assets.” On that same date, NBB had 21.15% of its total assets invested in California obligations, and thus was not in violation of the policy. The different figures result from the fact that NBB is leveraged, and the denominator of the %-of-total-assets figure reflects that leverage, while the %-of-net-assets figure does not. Because NBB does not have a greater-than-25% exposure to the bonds of California (or any other state, per policy), we do not feel that California-specific risk disclosure is called for.

10)

Comment: For certain closed-end municipal Funds (for example, Nuveen Pennsylvania Quality Municipal Income Fund (NQP), Nuveen Connecticut Quality Municipal Income Fund (NTC) and Nuveen Massachusetts Quality Municipal Income Fund (NMT)) >25% of the Fund’s net assets were invested in one particular industry (for example, health care) at fiscal year-end. Please consider whether such industry/sector concentration risk should be identified and disclosed accordingly (for example, within the Risk Considerations section of the Funds’ shareholder reports).

Response: These Funds all have policies requiring that the Fund invest no more than 25% of net assets in an “industry”. The concept of “health care”, reflected in the investment breakdown analysis you observed and are commenting on, is actually a “sector”, which is composed of several different “industries”. That is, an “industry”, in this context, is a sub-component of a “sector”. The Fund has no policy restricting the portfolio exposure at the “sector” level; nor do the federal securities laws require a fund to have a sector-level concentration policy, or require disclosure about sector-level exposure. So the fact that one of these Funds (or similarly-situated Funds) might have invested greater than 25% of net assets in a given “sector” like health care is not the sort of “industry concentration” that needs enhanced disclosure of the fact of such percentage investment or the risks associated with that investment.

11)

Comment: For certain Funds, “Tax Obligation/Limited” is a sector listed within the Portfolio of Investments. Please confirm whether this is one sector or a compilation of various industries within the sector. Also, please describe how this is being monitored for compliance purposes.

Response: The category of “Tax Obligation / Limited” is one that we use to distinguish, within the broader set of municipal government bonds, general obligation bonds (commonly referred to as “GOs”) from non-GO limited taxation obligations. GO bonds are secured by the full faith and credit of the issuing government (e.g., the government of Toledo, Ohio). A Tax Obligation / Limited bond, in contrast, would be secured solely by specified tax revenues, such as a tax increment-secured bond secured by tax revenues from a new housing development.

We do not use the category of “Tax Obligation / Limited” as an “industry” for industry concentration policy compliance. Please note that, under principles enumerated by the SEC in Release No. IC-9785 (May 31, 1977), obligations of governmental entities, which would include not only GOs but also more limited tax obligations of governmental bodies, are not considered to be in any “industry” for purposes of a fund’s industry concentration policy. Therefore, there are no policies or related compliance testing rules regarding limits on the amount of Tax Obligation / Limited bonds in which a particular Nuveen municipal Fund may invest.

12)

Comment: Similar to Comment #4, the prospectus for Nuveen Investment Funds, Inc. (specifically for Nuveen Minnesota Intermediate Municipal Bond Fund, Nuveen Minnesota Municipal Bond Fund, Nuveen Nebraska Municipal Bond Fund and Nuveen Oregon Intermediate Municipal Bond Fund) states that, “The Fund may utilize the following derivatives: futures contracts and options on futures contracts. The

Fund may use these derivatives in an attempt to manage market risk, credit risk and yield curve risk, and to manage the effective maturity or duration of securities in the Fund’s portfolio.” In addition, the Fund has disclosed derivatives as both a “principal investment strategy” and a “principle risk,” however, the Fund has not utilized derivatives in the past three fiscal years. Please consider not disclosing derivative instruments as “principal” in future filings.

Response: Both Nuveen management and the Funds’ respective investment teams consider the use of derivative instruments to be one of the Funds’ principal investment strategies, and we respectfully decline to remove derivatives-related policies and disclosures from the referenced sections of the Fund prospectus. As disclosed, the Funds may use derivatives to manage interest rate risk, yield curve risk, and credit risk, and to manage the effective duration of securities in each Fund’s portfolio. However, market conditions over the recent years have been marked by historically low interest rates, a relatively benign credit market, and a relatively flat yield curve. In these conditions, the Funds’ investment teams have generally determined that the use of all or most derivative instruments was not necessary for the management of these risks. If and when market conditions change, however, either or both management and/or the applicable investment team may decide to utilize derivatives for the stated purposes for a given Fund. As such, management continues to regard the described derivatives to be a component of the Funds’ principal investment strategies.

13)	Comment: Same as Comment #12 above for Nuveen Multistate Trust II, III and IV. In the past three fiscal years, the Funds have only invested in swap contracts. Please consider updating the Funds’ “principal” investment strategies.

Response: Both Nuveen management and the Funds’ respective investment teams consider the use of derivative instruments to be one of the Funds’ principal investment strategies, and we respectfully decline to remove derivatives-related policies and disclosures from the referenced sections of the Fund prospectus. As disclosed, the Funds may use derivatives to manage interest rate risk, yield curve risk, and credit risk, and to manage the effective duration of securities in each Fund’s portfolio. However, market conditions over the recent years have been marked by historically low interest rates, a relatively benign credit market, and a relatively flat yield curve. In these conditions, the Funds’ investment teams have generally determined that the use of all or most derivative instruments was not necessary for the management of these risks, although even in those market conditions some of the Funds in question did use swap contracts to managed risks or to manage effective duration. If and when market conditions change, however, either or both management and/or the applicable investment team may decide to utilize not only swap contracts but also the other named forms of derivatives for the stated purposes for a given Fund. As such, management continues to regard the described derivatives to be a component of the Funds’ principal investment strategies

14)

Comment: The financial statements for Nuveen California Intermediate Municipal Bond Fund show that the Fund has a “receivable from Adviser” as of its February 28, 2017 fiscal year end. Please confirm that such payments to the Adviser are settled in the same frame as incurred (e.g. monthly).

Response: When a Fund is due monies from the Adviser, such amounts are settled in the same time frame as incurred, on a monthly basis.

15)

Comment: During the fiscal year ended May 31, 2017, the Nuveen Georgia Municipal Bond Fund had transfers into its Level 3 holdings during the measurement period, however such transfers were not accompanied by the tabular disclosure as required by ASC 820-10-50-2C3. Please include such tabular disclosures as required by ASC 820-10-50-2C.3 in future filings.

Response: Typically, the Funds do not include a tabular disclosure for transfer within the fair value hierarchy when they are deemed “immaterial” (meaning they do not exceed internal thresholds for including such disclosure). In this instance, such transfers did not meet the internal threshold. However, because the Level 3 rollforward was included within the Notes to Financial Statements, we agree with the SEC Staff that tabular or narrative disclosure for the amounts of any transfers into or out of Level 3 of the fair value hierarchy required by ASC 820-10-50-2C3 should accompany the Level 3 rollforward. We will include such disclosures in future shareholder reports, when appropriate.

16)	Comment: Please confirm that Nuveen High Income 2020 Target Term Fund (JHY) complied with shareholder notice requirements under Rule 19a-1 for the fiscal year ended December 31, 2015.

Response: JHY was brought to market in July 2015 and paid five monthly distributions in 2015 prior to its first fiscal year end on December 31, 2015. JHY has a policy of distributing only amounts that are attributable to net income. For JHY’s first, truncated fiscal year ended December 31, 2015, we ended up being slightly over-distributed (.0091 per share, or 3% of the total distributions for 2015). The determination that the Fund had over-distributed its net investment income was made by Nuveen’s Tax department well after December 31, 2015. At that time, we created a 19(a) notice, which we posted to the Nuveen website. Unfortunately, it was too late to have the notice “accompany” the dividend payment, as required by Rule 19a-1. A shareholder report, which included disclosure on the over-distribution, was also delivered to shareholders. For the fiscal years ending December 31, 2016 and 2017, the Fund was not obligated to prepare shareholder notices under Rule 19a-1 as all distributions to shareholders were sourced from net investment income.

17)	Comment: For closed-end Funds with monthly distributions, please disclose on the Fund’s website, the distribution character and amounts paid monthly in addition to the payable, record and ex-date.

Response: The SEC Staff, after hearing our explanation during the call, told us to ignore this comment because we had addressed it on the call. However, we thought we would include the substance of our telephonic discussion. Namely, we said on the call that to our knowledge the dividend character and amounts are always on the website, and that there were two possible explanations for why the SEC Staff saw a distribution discussion on the website that did not include the amounts and character of the Fund’s distributions:

a.

The data might have been missing on the day that the SEC Staff performed their review. We believe this is very unlikely, but cannot verify either way, because we do not know what day the staff performed their review.

b.

The SEC Staff might have been viewing the part of the website that describes only the “schedule” of dividend payments in a generic way, and missed that actual historical amounts and character were set forth on an entirely different section of the website.

18)	Comment: Nuveen Preferred and Income 2022 Term Fund (JPT), similar to Comment #8, Note 1 of the Notes to Financial Statements within the Fund’s July 31, 2017 annual report indicates that the Fund is non-diversified, however, it appears as though the Fund has been operating as diversified. Should the Fund be classified as diversified, and if so, shareholder approval will be required prior to the Fund changing its diversification status.

Response: This Fund commenced operations on January 26, 2017, and was categorized as non-diversified at its inception. To our knowledge, it has never exceeded an above-5% concentration of 25%. If that remains true, we would change its classification to “diversified” on December 31, 2019.

19)

Comment: For Nuveen Investment Trust III, which includes Nuveen Symphony Credit Strategies Fund and Nuveen Symphony Floating Rate Fund, the prospectus states, “The Fund may utilize the following derivatives: options; futures contracts; options on futures contracts; swap agreements, including interest rate swaps, total return swaps, and credit default swaps; and options on swap agreements. The Fund may use these derivatives in an attempt to manage market risk, credit risk and yield curve risk, to manage the effective maturity or duration of securities in the Fund’s portfolio or for speculative purposes in an effort to increase the Fund’s yield or to enhance returns.” In addition, the Fund has disclosed derivatives as both a “principal investment strategy” and a “principal risk.” However, the Fund has only utilized swap contracts in the past three fiscal years. Please consider updating the Funds’ “principal” investment strategies.

Response: Both Nuveen management and the Funds’ respective investment teams consider the use of derivative instruments to be one of the Funds’ principal investment strategies, and we respectfully decline to remove derivatives-related policies and disclosures from the referenced sections of the Fund prospectus. As disclosed, the Funds may use derivatives to manage interest rate risk, yield curve risk, and credit risk, and to manage the effective duration of securities in the Fund’s portfolio. However, market conditions over the recent years have been marked by historically low interest rates, a relatively benign credit market, and a relatively flat yield curve. In these conditions, the Funds’ investment teams have generally determined that the use of all or most derivative instruments was not necessary for the management of these risks, although even under these market conditions some of the Funds in question did use swap contracts to manage the named risks or to manage effective duration. If and when market conditions change, however, either or both management and/or the applicable investment team may decide to utilize not only swap contracts but also one or more of the other named forms of derivatives for the stated purposes for a given Fund. As such, management continues to regard the described derivatives to be a component of the Funds’ principal investment strategies.

20)

Comment: For Funds with significant exposure to bank loans, the Fund’s website does not note the risk that such investments are not considered securities, and therefore may not receive protection of securities laws. Please consider adding such disclosure to the Fund’s website and include such risk in future filings.

Response: We believe that the fact that senior loans are not considered “securities” under federal securities laws and therefore do not receive all the legal protections of those laws is not the sort of material risk to the funds that invest heavily in senior loans (such as the Nuveen Symphony Floating Rate Income Fund) and their shareholders that such risk needs to be included among the descriptions of material risks contained on the website. That Fund’s risk description on its website page, which is not intended to be inclusive of all risks of the funds and which we continue to think is adequate and proper, is as follows:

Mutual fund investing involves risk; principal loss is possible. Debt or fixed income securities such as those held by the Fund, are subject to market risk, credit risk, interest rate risk, derivatives risk, liquidity risk, and income risk. As interest rates rise, bond prices fall. Below investment grade or high yield debt securities are subject to liquidity risk and heightened credit risk. Foreign investments involve additional risks, including currency fluctuation, political and economic instability, lack of liquidity and differing legal and accounting standards. The value of the Fund’s convertible securities may decline in response to such factors as rising interest rates and fluctuations in the market price of the underlying securities. This Fund is subject to loan settlement risk due to the lack of established settlement standards or remedies for failure to settle.

We have very rarely, if ever, experienced a situation where a Nuveen Fund’s investment in a senior loan was meaningfully disadvantaged because of the lack of the special protections afforded by the federal securities laws, in part because the special protections negotiated with loan borrowers at the time of loan issuance are typically very strong. As noted in the SEC Staff’s comment above, we include a description of the risk associated with senior loans not being considered securities in the more expansive set of risk descriptions contained in those Funds’ prospectuses, where we have deemed it appropriate.

21)

Comment: For Nuveen Preferred & Income Opportunities Fund’s (JPC) July 31, 2017 annual report, the risk section for the Fund, discloses that certain types of preferred with special loss absorption, contingent capital securities, or CoCos, may become so subordinated that they are subject to risks equivalent to common stock. This language seems to imply that CoCos are preferred securities. Rather they are fixed-income securities that are not preferred securities. In addition, the risk disclosure for such securities is not consistent with the disclosure included for the Nuveen open-end Funds. Please update the disclosure accordingly.

Response: The risk section of the shareholder report in question contains a statement that “certain types of preferred or debt securities” have special loss absorption features, and then refers to CoCos. We agree with you that CoCos are properly characterized as “fixed-income securities”, and we assert that the actual reference to “certain types of preferred or debt securities” is essentially equivalent to making a reference to “fixed-income securities” (apparently the SEC Staff’s favored nomenclature), and that it is fair and appropriate to assert that CoCos are a type of preferred or debt security, at least where (as here) the point of the disclosure is to explain that CoCos have special loss absorption features that render them so subordinated that they present risks equivalent to common stock, and that the reference to CoCos as a “type of preferred or debt security” is not misleading in that context. Nevertheless, we will review our disclosures about CoCos to help ensure that CoCos are not characterized as being a form of preferred security.

22)

Comment: Nuveen Concentrated Core Fund, in its August 31, 2017 annual report disclosed that the Fund is non-diversified within the Risk Considerations, but diversified within Note 1 of the Notes to Financial Statements. Please confirm which is correct and how the Fund has been operating for the past year.

Response: This Fund was registered non-diversified at its inception on June 17, 2013. It has generally been non-diversified since that time with the most recent March 31, 2018 review showing it at 72.65%. For the annual report date listed below (August 31, 2017), the diversification concentration was 51.76%. The reference to the Fund being diversified in the August 31, 2017 annual report was incorrect, and has been corrected in subsequent reports.

23)

Comment: For the Funds’ holdings in money market funds (specifically Nuveen Floating Rate Income Fund), similar to other short-term fixed-income securities please disclose the coupon rate as required by Regulation S-X.

Response: We agree with the SEC Staff that the Funds should disclose the interest rate for money market funds as required by Regulation S-X §210.12-12, Investments in securities of unaffiliated issuers and will do so prospectively.

24)

Comment: Nuveen Large Cap Value Fund for the fiscal year ended August 31, 2017, please confirm that the “ratios to average net assets after waiver/reimbursement” are reflective of the amounts reported on the Statement of Operations.

Response: The Adviser has agreed to waive fees and/or reimburse expenses of Nuveen Large Cap Value Fund so that total annual Fund operating expenses (with certain exclusions) do not exceed 1.20% of the average daily net assets of any class of Fund shares. During the fiscal year ended August 31, 2017, the Fund’s expenses were less than its expense limitation and therefore the Fund’s “ratios to average net assets after waiver/reimbursement” as presented in the Financial Highlights are reflective of the Fund’s Statement of Operations. In addition, for the fiscal years ended August 31, 2013 through August 31, 2016, the Fund either did not receive a fee waiver/expense reimbursement from the Adviser or such fee waiver/expense reimbursement rounds to less than ..005%.

25)

Comment: On the Statement of Assets and Liabilities, for any Fund that may have contingent obligations and commitments, include another line item below total liabilities for “Commitments and Contingencies” even if such balance is zero as of the end of the reporting period. In addition, indicate within such line item where such commitments and contingencies are discussed within the Notes to Financial Statements.

Response: We respectfully disagree with the SEC Staff that such financial statement disclosure is necessary for the Funds. In further researching this subject matter and looking at industry constituents, we believe that this disclosure is not common for investment companies financial statements, such as the Funds since “Commitments and Contingencies” in 1940 Act investment companies differ greatly from traditional operating companies. If, and when, the Funds have outstanding obligations (e.g. outstanding loans and borrowings), they are disclosed within the Statement of Assets and Liabilities accordingly.

26)	Comment: For all Funds filing on Form N-CSR after August 31, 2017, please ensure you are using the new format that became effective as of August 1, 2017, which includes new Items 12 and 13.

Response: We agree with the SEC Staff that the Funds filing on Form N-CSR did not utilize the new format that became effective on August 1, 2017. Beginning with the periods ended February 28, 2018, the Funds’ Form N-CSRs filings include new Items 12 and 13.

27)	Comment #27: Same as Comment #1 for Nuveen Short Duration Credit Opportunities Fund, Nuveen Floating Rate Income Fund, Nuveen Floating Rate Income Opportunities Fund and several other affected Funds.

Response: See response to comment #1

Sincerely,

/s/ Stephen D. Foy
Stephen D. Foy
Vice President and Funds’ Controller
(Principal Financial Officer)

CC: Audit Committee of the Funds

Eric Fess, Chapman & Cutler, Counsel to the Independent Trustees of the Funds

Kevin McCarthy, Vice President and Assistant Secretary of the Funds

Mary Keefe, Managing Director of Regulatory Affairs of Nuveen Investments, Inc.

Walter Kelly, Chief Compliance Officer and Vice President of the Funds

APPENDIX A

	CIK	File No.	Fund Name	Annual Report Reviewed	Ticker (closed-end Funds only)	Series # (open-end Funds only)	Registrant
1	0001639457	811-23051	Nuveen High Income 2020 Target Term Fund	12/31/16	JHY	-	Nuveen High Income 2020 Target Term Fund
2	0001647932	811-23074	Nuveen High Income December 2018 Target Term Fund	12/31/16	JHA	-	Nuveen High Income December 2018 Target Term Fund
3	0001666735	811-23141	Nuveen High Income December 2019 Target Term Fund	12/31/16	JHD	-	Nuveen High Income December 2019 Target Term Fund
4	0001647933	811-23102	Nuveen High Income November 2021 Target Term Fund	12/31/16	JHB	-	Nuveen High Income November 2021 Target Term Fund
5	0000892992	811-07278	Nuveen Arizona Quality Municipal Income Fund	2/28/17	NAZ	-	Nuveen Arizona Quality Municipal Income Fund
6	0001195738	811-21212	Nuveen California AMT-Free Quality Municipal Income Fund	2/28/17	NKX	-	Nuveen California AMT-Free Quality Municipal Income Fund
7	0001018975	811-07755	Nuveen California High Yield Municipal Bond Fund	2/28/17	-	S000008513	Nuveen Multistate Trust II
8	0001018975	811-07755	Nuveen California Intermediate Municipal Bond Fund	2/28/17	-	S000055308	Nuveen Multistate Trust II
9	0001018975	811-07755	Nuveen California Municipal Bond Fund	2/28/17	-	S000000552	Nuveen Multistate Trust II
10	0001454979	811-22272	Nuveen California Municipal Value Fund 2	2/28/17	NCB	-	Nuveen California Municipal Value Fund 2
11	0000818851	811-05235	Nuveen California Municipal Value Fund, Inc.	2/28/17	NCA	-	Nuveen California Municipal Value Fund, Inc.
12	0001074952	811-09161	Nuveen California Quality Municipal Income Fund	2/28/17	NAC	-	Nuveen California Quality Municipal Income Fund
13	0001018975	811-07755	Nuveen Connecticut Municipal Bond Fund	2/28/17	-	S000000554	Nuveen Multistate Trust II
14	0001018975	811-07755	Nuveen Massachusetts Municipal Bond Fund	2/28/17	-	S000000555	Nuveen Multistate Trust II
15	0000878198	811-06383	Nuveen Michigan Quality Municipal Income Fund	2/28/17	NUM	-	Nuveen Michigan Quality Municipal Income Fund
16	0001018975	811-07755	Nuveen New Jersey Municipal Bond Fund	2/28/17	-	S000000557	Nuveen Multistate Trust II
17	0001454980	811-22274	Nuveen New Jersey Municipal Value Fund	2/28/17	NJV	-	Nuveen New Jersey Municipal Value Fund
18	0001087786	811-09455	Nuveen New Jersey Quality Municipal Income Fund	2/28/17	NXJ	-	Nuveen New Jersey Quality Municipal Income Fund
19	0001195739	811-21211	Nuveen New York AMT-Free Quality Municipal Income Fund	2/28/17	NRK	-	Nuveen New York AMT-Free Quality Municipal Income Fund
20	0001018975	811-07755	Nuveen New York Municipal Bond Fund	2/28/17	-	S000000558	Nuveen Multistate Trust II
21	0001454981	811-22271	Nuveen New York Municipal Value Fund 2	2/28/17	NYV	-	Nuveen New York Municipal Value Fund 2
22	0000818850	811-05238	Nuveen New York Municipal Value Fund Inc.	2/28/17	NNY	-	Nuveen New York Municipal Value Fund Inc.
23	0001074769	811-09135	Nuveen New York Quality Municipal Income Fund	2/28/17	NAN	-	Nuveen New York Quality Municipal Income Fund
24	0000878200	811-06385	Nuveen Ohio Quality Municipal Income Fund	2/28/17	NUO	-	Nuveen Ohio Quality Municipal Income Fund
25	0001454978	811-22273	Nuveen Pennsylvania Municipal Value Fund	2/28/17	NPN	-	Nuveen Pennsylvania Municipal Value Fund
26	0000870780	811-06265	Nuveen Pennsylvania Quality Municipal Income Fund	2/28/17	NQP	-	Nuveen Pennsylvania Quality Municipal Income Fund
27	0000878201	811-06384	Nuveen Texas Quality Municipal Income Fund	2/28/17	NTX	-	Nuveen Texas Quality Municipal Income Fund
28	0001020660	811-07873	Nuveen All-American Municipal Bond Fund	3/31/17	-	S000000286	Nuveen Municipal Trust
29	0001478888	811-22391	Nuveen Build America Bond Fund	3/31/17	NBB	-	Nuveen Build America Bond Fund
30	0001493523	811-22425	Nuveen Build America Bond Opportunity Fund	3/31/17	NBD	-	Nuveen Build America Bond Opportunity Fund
31	0000885732	811-06623	Nuveen California Select Tax-Free Income Portfolio	3/31/17	NXC	-	Nuveen California Select Tax-Free Income Portfolio
32	0001020660	811-07873	Nuveen High Yield Municipal Bond Fund	3/31/17	-	S000000289	Nuveen Municipal Trust
33	0001020660	811-07873	Nuveen Inflation Protected Municipal Bond Fund	3/31/17	-	S000030344	Nuveen Municipal Trust
34	0001020660	811-07873	Nuveen Intermediate Duration Municipal Bond Fund	3/31/17	-	S000000285	Nuveen Municipal Trust
35	0001020660	811-07873	Nuveen Limited Term Municipal Bond Fund	3/31/17	-	S000000288	Nuveen Municipal Trust
36	0000885731	811-06624	Nuveen New York Select Tax-Free Income Portfolio	3/31/17	NXN	-	Nuveen New York Select Tax-Free Income Portfolio
37	0000890119	811-07056	Nuveen Select Maturities Municipal Fund	3/31/17	NIM	-	Nuveen Select Maturities Municipal Fund
38	0000883618	811-06548	Nuveen Select Tax-Free Income Portfolio	3/31/17	NXP	-	Nuveen Select Tax-Free Income Portfolio
39	0000885733	811-06622	Nuveen Select Tax-Free Income Portfolio 2	3/31/17	NXQ	-	Nuveen Select Tax-Free Income Portfolio 2
40	0000888411	811-06693	Nuveen Select Tax-Free Income Portfolio 3	3/31/17	NXR	-	Nuveen Select Tax-Free Income Portfolio 3
41	0001020660	811-07873	Nuveen Short Duration High Yield Municipal Bond Fund	3/31/17	-	S000039680	Nuveen Municipal Trust
42	0000820892	811-05309	Nuveen Short Term Municipal Bond Fund	3/31/17	-	S000005564	Nuveen Investment Funds, Inc.
43	0001020660	811-07873	Nuveen Strategic Municipal Opportunities Fund	3/31/17	-	S000047609	Nuveen Municipal Trust
44	0000899752	811-07606	Nuveen Connecticut Quality Municipal Income Fund	5/31/17	NTC	-	Nuveen Connecticut Quality Municipal Income Fund
45	0001020661	811-07943	Nuveen Georgia Municipal Bond Fund	5/31/17	-	S000000560	Nuveen Multistate Trust III
46	0001177219	811-21152	Nuveen Georgia Quality Municipal Income Fund	5/31/17	NKG	-	Nuveen Georgia Quality Municipal Income Fund
47	0001018973	811-07751	Nuveen Kansas Municipal Bond Fund	5/31/17	-	S000000596	Nuveen Multistate Trust IV
48	0001018973	811-07751	Nuveen Kentucky Municipal Bond Fund	5/31/17	-	S000000597	Nuveen Multistate Trust IV
49	0001020661	811-07943	Nuveen Louisiana Municipal Bond Fund	5/31/17	-	S000000561	Nuveen Multistate Trust III
50	0000897424	811-07486	Nuveen Maryland Quality Municipal Income Fund	5/31/17	NMY	-	Nuveen Maryland Quality Municipal Income Fund
51	0000897419	811-07484	Nuveen Massachusetts Quality Municipal Income Fund	5/31/17	NMT	-	Nuveen Massachusetts Quality Municipal Income Fund
52	0001018973	811-07751	Nuveen Michigan Municipal Bond Fund	5/31/17	-	S000000598	Nuveen Multistate Trust IV
53	0000820892	811-05309	Nuveen Minnesota Intermediate Municipal Bond Fund	5/31/17	-	S000005558	Nuveen Investment Funds, Inc.
54	0000820892	811-05309	Nuveen Minnesota Municipal Bond Fund	5/31/17	-	S000005559	Nuveen Investment Funds, Inc.
55	0001607997	811-22967	Nuveen Minnesota Quality Municipal Income Fund	5/31/17	NMS	-	Nuveen Minnesota Quality Municipal Income Fund
56	0001018973	811-07751	Nuveen Missouri Municipal Bond Fund	5/31/17	-	S000000599	Nuveen Multistate Trust IV
57	0000899782	811-07616	Nuveen Missouri Quality Municipal Income Fund	5/31/17	NOM	-	Nuveen Missouri Quality Municipal Income Fund
58	0001655544	811-23102	Nuveen Municipal 2021 Target Term Fund	5/31/17	NHA	-	Nuveen Municipal 2021 Target Term Fund
59	0000820892	811-05309	Nuveen Nebraska Municipal Bond Fund	5/31/17	-	S000005560	Nuveen Investment Funds, Inc.
60	0001020661	811-07943	Nuveen North Carolina Municipal Bond Fund	5/31/17		S000000562	Nuveen Multistate Trust III
61	0000899761	811-07608	Nuveen North Carolina Quality Municipal Income Fund	5/31/17	NNC	-	Nuveen North Carolina Quality Municipal Income Fund
62	0001018973	811-07751	Nuveen Ohio Municipal Bond Fund	5/31/17	-	S000000600	Nuveen Multistate Trust IV
63	0000820892	811-05309	Nuveen Oregon Intermediate Municipal Bond Fund	5/31/17	-	S000005562	Nuveen Investment Funds, Inc.
64	0001020661	811-07943	Nuveen Tennessee Municipal Bond Fund	5/31/17	-	S000000563	Nuveen Multistate Trust III
65	0000897421	811-07490	Nuveen Virginia Quality Municipal Income Fund	5/31/17	NPV	-	Nuveen Virginia Quality Municipal Income Fund
66	0001018973	811-07751	Nuveen Wisconsin Municipal Bond Fund	5/31/17	-	S000000601	Nuveen Multistate Trust IV
67	0000838131	811-05642	Nuveen Multi-Market Income Fund	6/30/17	JMM	-	Nuveen Multi-Market Income Fund
68	0001227476	811-21333	Nuveen Credit Strategies Income Fund	7/31/17	JQC	-	Nuveen Credit Strategies Income Fund
69	0001276533	811-21494	Nuveen Floating Rate Income Fund	7/31/17	JFR	-	Nuveen Floating Rate Income Fund
70	0001289213	811-21579	Nuveen Floating Rate Income Opportunity Fund	7/31/17	JRO	-	Nuveen Floating Rate Income Opportunity Fund

APPENDIX A

	CIK	File No.	Fund Name	Annual Report Reviewed	Ticker (closed-end Funds only)	Series # (open-end Funds only)	Registrant
71	0001679033	811-23198	Nuveen Preferred and Income 2022 Term Fund	7/31/17	JPT	-	Nuveen Preferred and Income 2022 Term Fund
72	0001216583	811-21293	Nuveen Preferred and Income Opportunities Fund	7/31/17	JPC	-	Nuveen Preferred and Income Opportunities Fund
73	0001176433	811-21137	Nuveen Preferred and Income Securities Fund	7/31/17	JPS	-	Nuveen Preferred and Income Securities Fund
74	0001547994	811-22699	Nuveen Preferred and Income Term Fund	7/31/17	JPI	-	Nuveen Preferred and Income Term Fund
75	0001093428	811-09571	Nuveen Senior Income Fund	7/31/17	NSL	-	Nuveen Senior Income Fund
76	0001509253	811-22518	Nuveen Short Duration Credit Opportunities Fund	7/31/17	JSD	-	Nuveen Short Duration Credit Opportunities Fund
77	0001013881	811-07619	Nuveen Concentrated Core Fund	8/31/17	-	S000040902	Nuveen Investment Trust
78	0001013881	811-07619	Nuveen Core Dividend Fund	8/31/17	-	S000040903	Nuveen Investment Trust
79	0001041673	811-08333	Nuveen Equity Long/Short Fund	8/31/17	-	S000024570	Nuveen Investment Trust II
80	0001013881	811-07619	Nuveen Equity Market Neutral Fund	8/31/17	-	S000040904	Nuveen Investment Trust
81	0001041673	811-08333	Nuveen Growth Fund	8/31/17	-	S000008517	Nuveen Investment Trust II
82	0001013881	811-07619	Nuveen Large Cap Core Fund	8/31/17	-	S000040905	Nuveen Investment Trust
83	0001013881	811-07619	Nuveen Large Cap Core Plus Fund	8/31/17	-	S000040906	Nuveen Investment Trust
84	0001013881	811-07619	Nuveen Large Cap Growth Fund	8/31/17	-	S000040907	Nuveen Investment Trust
85	0001013881	811-07619	Nuveen Large Cap Value Fund	8/31/17	-	S000000602	Nuveen Investment Trust
86	0001380786	811-21979	Nuveen Gresham Diversified Commodity Strategy Fund	9/30/17	-	S000037640	Nuveen Investment Trust V
87	0001380786	811-21979	Nuveen NWQ Flexible Income Fund	9/30/17	-	S000027100	Nuveen Investment Trust V
88	0001380786	811-21979	Nuveen Preferred Securities and Income Fund	9/30/17	-	S000015514	Nuveen Investment Trust V
89	0001071336	811-09037	Nuveen Symphony Credit Opportunities Fund	9/30/17	-	S000028810	Nuveen Investment Trust III
90	0001071336	811-09037	Nuveen Symphony Floating Rate Income Fund	9/30/17	-	S000032446	Nuveen Investment Trust III
91	0001071336	811-09037	Nuveen Symphony High Yield Bond Fund	9/30/17	-	S000039257	Nuveen Investment Trust III
92	0001090116	811-09475	Nuveen AMT-Free Municipal Credit Income Fund	10/31/17	NVG	-	Nuveen AMT-Free Municipal Credit Income Fund
93	0001450445	811-22253	Nuveen AMT-Free Municipal Value Fund	10/31/17	NUW	-	Nuveen AMT-Free Municipal Value Fund
94	0001195737	811-21213	Nuveen AMT-Free Quality Municipal Income Fund	10/31/17	NEA	-	Nuveen AMT-Free Quality Municipal Income Fund
95	0001469392	811-22323	Nuveen Enhanced Municipal Value Fund	10/31/17	NEV	-	Nuveen Enhanced Municipal Value Fund
96	0001137887	811-10345	Nuveen Municipal Credit Income Fund	10/31/17	NZF	-	Nuveen Municipal Credit Income Fund
97	0001266585	811-21449	Nuveen Municipal High Income Opportunity Fund	10/31/17	NMZ	-	Nuveen Municipal High Income Opportunity Fund
98	0000830271	811-05488	Nuveen Municipal Income Fund, Inc.	10/31/17	NMI	-	Nuveen Municipal Income Fund, Inc.
99	0000812801	811-05120	Nuveen Municipal Value Fund, Inc.	10/31/17	NUV	-	Nuveen Municipal Value Fund, Inc.
100	0001083839	811-09297	Nuveen Quality Municipal Income Fund	10/31/17	NAD	-	Nuveen Quality Municipal Income Fund